SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2008

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

January 8th, 2008

DECEMBER TRAFFIC 2007

Passenger

Traffic up by 3.1% with a load factor of 78.6%

Further rise in unit revenue excluding currency impact

Cargo

Traffic up by 2.9% and load factor maintained at the high level of 70.2%

Passenger activity

In December 2007, Air France-KLM posted a 3.1% rise in traffic following a slow-down at Air France at the end of the month due to strike action at Orly Airport. With capacity up 4.1%, the load factor declined slightly (-0.8 points) but remained at the high level of 78.6%. Unit revenue excluding currency impact improved further. The number of passengers rose 0.5% to 5.8 million.

-	On the Americas network traffic was up 4.7% with capacity up 6.4%. The load factor remained at the high level of 83.1% (-1.4 points).

-	The Asian network posted a traffic growth of 4.9% and an increase in capacity of 5.6%. The load factor was maintained at 82.1% (-0.6 points).

-	On the Africa and Middle East network traffic was up 2.6% with capacity up by 5.7%. The load factor declined by 2.4 points to 79.1%.

-	On the Caribbean and Indian Ocean network traffic was up 1.5% on stable capacity, leading to a 1.3 point rise in load factor to 83.6%.

-	On the European network traffic was stable (-0.2%) while capacity rose 0.7%. The load factor stood at 65.8% (-0.6 points).

Cargo activity

In December 2007 the cargo activity recorded a rise in traffic of 2.9%, driven by the Americas and Africa and Middle East networks. Capacity was up by 3.7%. The load factor was maintained at the high level of 70.2% (-0.5 points). The group transported 131,648 tonnes, a rise of 2.3%.

Site internet : www.airfranceklm-finance.com

Contact investisseurs : Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Contact analystes : Olivier Mougeot – +33 (0)1 41 56 72 59 – olmougeot@airfrance.fr

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STATISTICS

Passenger activity (in millions)

	December			Year to date
	2007	2006	Change	2007-08	2006-07	Change
Total Group
Passengers carried (000s)	5,767	5,739	0.5%	57,687	56,499	2.1%
Revenue pax-kilometers (RPK)	16,605	16,105	3.1%	158,171	151,861	4.2%
Available seat-kilometers (ASK)	21,118	20,287	4.1%	193,384	185,566	4.2%
Load factor (%)	78.6%	79.4%	(0.8)	81.8%	81.8%	(0.0)

Europe (including France)
Passengers carried (000s)	3,866	3,916	(1.3)%	40,145	39,674	1.2%
Revenue pax-kilometers (RPK)	2,986	2,992	(0.2)%	32,000	31,385	2.0%
Available seat-kilometers (ASK)	4,541	4,508	0.7%	44,155	43,185	2.2%
Load factor (%)	65.8%	66.4%	(0.6)	72.5%	72.7%	(0.2)

Americas
Passengers carried (000s)	700	670	4.4%	7,211	6,816	5.8%
Revenue pax-kilometers (RPK)	5,284	5,047	4.7%	53,376	50,054	6.6%
Available seat-kilometers (ASK)	6,359	5,974	6.4%	62,127	57,206	8.6%
Load factor (%)	83.1%	84.5%	(1.4)	85.9%	87.5%	(1.6)

Asia / Pacific
Passengers carried (000s)	450	427	5.4%	4,154	3,902	6.4%
Revenue pax-kilometers (RPK)	3,809	3,633	4.9%	35,815	33,736	6.2%
Available seat-kilometers (ASK)	4,637	4,392	5.6%	41,248	38,837	6.2%
Load factor (%)	82.1%	82.7%	(0.6)	86.8%	86.9%	(0.0)

Africa / Middle East
Passengers carried (000s)	461	447	3.2%	4,003	3,885	3.0%
Revenue pax-kilometers (RPK)	2,459	2,396	2.6%	21,112	20,554	2.7%
Available seat-kilometers (ASK)	3,107	2,939	5.7%	26,535	26,401	0.5%
Load factor (%)	79.1%	81.5%	(2.4)	79.6%	77.9%	1.7

Caribbean / Indian Ocean
Passengers carried (000s)	290	279	4.1%	2,175	2,221	(2.1)%
Revenue pax-kilometers (RPK)	2,067	2,037	1.5%	15,869	16,132	(1.6)%
Available seat-kilometers (ASK)	2,474	2,474	(0.0)%	19,319	19,937	(3.1)%
Load factor (%)	83.6%	82.3%	1.3	82.1%	80.9%	1.2
Cargo activity (in millions)
	December			Year to date
	2007	2006	Change	2007-08	2006-07	Change
Total Group
Revenue tonne-km (RTK)	996	968	2.9%	8,641	8,358	3.4%
Available tonne-km (ATK)	1,419	1,369	3.7%	12,768	12,572	1.6%
Load factor (%)	70.2%	70.7%	(0.5)	67.7%	66.5%	1.2

Europe (including France)
Revenue tonne-km (RTK)	8	8	0.7%	68	64	6.2%
Available tonne-km (ATK)	44	44	1.2%	428	426	0.6%
Load factor (%)	18.6%	18.7%	(0.1)	15.8%	15.0%	0.8

Americas
Revenue tonne-km (RTK)	334	323	3.4%	2,785	2,798	(0.5)%
Available tonne-km (ATK)	472	443	6.7%	4,190	4,137	1.3%
Load factor (%)	70.7%	72.9%	(2.2)	66.5%	67.6%	(1.2)

Asia / Pacific
Revenue tonne-km (RTK)	487	476	2.2%	4,417	4,203	5.1%
Available tonne-km (ATK)	624	627	(0.5)%	5,860	5,894	(0.6)%
Load factor (%)	78.0%	75.9%	2.1	75.4%	71.3%	4.1

Africa / Middle East
Revenue tonne-km (RTK)	112	97	15.1%	956	843	13.4%
Available tonne-km (ATK)	180	158	13.4%	1,531	1,365	12.2%
Load factor (%)	62.5%	61.6%	1.0	62.4%	61.7%	0.7

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	55	64	(12.8)%	416	451	(7.8)%
Available tonne-km (ATK)	99	97	2.1%	759	751	1.0%
Load factor (%)	55.8%	65.4%	(9.5)	54.8%	60.0%	(5.2)

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2007. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

Our interim report and our annual report on Form 20-F are available on our website at www.airfranceklm-finance.com or on the website maintained by the SEC at www.sec.gov. You may also request a copy of interim report, which includes our six-month financial results, or of our annual report on Form 20-F, which includes our complete audited annual financial statements, at no charge, by calling our investor relations department at +33 1 41 56 75 14 or writing to Air France-KLM - Investor Relations Department, 45 rue de Paris, 75747 Roissy CDG, Cedex, France.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: January 8, 2008	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations